04045959

ARNOLD & PORTER LLP

Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

November 3, 2004

NOV 8 - 2004

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

SUPPL

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's "Third Quarter 2004 Results" and a notice of an Extraordinary Shareholders' Meeting, each of which was disseminated to EDC's shareholders on November 2, 2004.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

11/8

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Investor Relations
Director
Phone: 0212 502-2950
edcinversionistas@aes.com

Extraordinary Shareholders' Meeting

Caracas, Venezuela (November 02, 2004). C.A. La Electricidad de Caracas invite its shareholders, to an Extraordinary Shareholders Meeting to be held on November 30, 2004. This Meeting will consider and resolve the proposal of the Board of Directors to decree an extraordinary cash dividend of Bs.15,28 per share.

C.A. La Electricidad de Caracas y Compañias Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2003 sales of US$8.4 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs. Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Asamblea General Extraordinaria

Caracas, Venezuela (02 de Noviembre de 2004), C.A. La Electricidad de Caracas, convoca a sus accionistas a la realización de una Asamblea General Extraordinaria a celebrarse el día 30 de noviembre de 2004, donde se tratará como punto único:

Considerar y resolver sobre la propuesta de la Junta Directiva acerca del decreto de un dividendo extraordinario en efectivo por Bs.15,28 por acción.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2003 de US$ 8,4 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.
Por favor cualquier pregunta adicional a este reporte, por favor dirigirse a nuestra dirección: edcinversionistas@aes.com

La Electricidad de Caracas
y sus empresas filiales

una empresa AES

3 Results Quarter 2004



C. A. LA ELECTRICIDAD DE CARACAS RELEASES ITS CONSOLIDATED RESULTS THIRD QUARTER OF 2004

EDC sold US$ 260 MM aggregate principal amount of 10¼% Senior Notes due in 2014. In the third quarter, EDC recorded net profit of Bs. 21.7 billion, with operating income of Bs. 306.1 billion and EBITDA of Bs. 144.5 billion.

HIGHLIGHTS

- Operating income at the end of the quarter amounted to Bs. 306.1 billion, down 1.3% as compared to the same quarter in the previous year.
- Operating expenses decreased by 2% as compared to the same quarter in the previous year.
- Total debt stood at US$ 713 MM.
- On September 28, 2004, a special dividend of Bs. 36.65 / share was paid.
- In December, the merger of Calev and Eleggua with EDC will take place (approved in Special Meeting).
- Standard & Poor's Ratings improved EDC´s debt rating from "B-" to "B".
- Fitch Ratings improved EDC´s foreign debt to "B+" and local debt rating to "BB-".
- In a survey of customer satisfaction conducted by the Comisión de Integración Eléctrica Regional (CIER), EDC upgraded its position to 77.8%.
- EDC granted ISO 9001 2000 and IQNet certification of EDC's Metropolitan Customer Care Network.

EXTERNAL FACTORS

- Accrued inflation at the end of September stood at 14.7%. Quarterly inflation amounted to 3.3%, down 130 bps inter quarters.
- The WPI increased 18.42% in the first nine months of 2004.
- Accrued devaluation in 2004 was 20% (Bs.1,920/US$).
- The GDP for the second quarter of 2004 rose 13.6% as compared to the second quarter of 2003 (based on 1997).
- Average unemployment rate at the end of August stood at 14.2%

** Source: BCV and INE*

FINANCIAL RESULTS

The Financial Results included in this report are expressed in constant million bolivars as of September 30, 2004, and have been prepared in accordance with the Generally Accepted Accounting Principles in Venezuela and the International Accounting Standards (NIC). Some items have been reclassified according to NIC-35.

Quarterly Match:	3Q 03	4Q 03	1Q 04	2Q 04	3Q 04
Operating Revenues	310,009	326,219	283,747	292,405	306,064
Operating Expenses	(164,886)	(138,177)	(147,537)	(118,235)	(161,568)
EBITDA	**145,123**	**188,042**	**136,210**	**174,170**	**144,496**
EBITDA MARGIN	**46.81%**	**57.64%**	**48.00%**	**59.56%**	**47.21%**
NET INCOME (LOSS)	50,298	79,279	(85,497)	13,400	21,736

Contact:
Scarlett Alvarez U.
Director,
Investor Relations
58-212/ 502.2950
edcinversionistas@aes.com



EBITDA Margin for the period ended September 2004 was 51.6%

Accumulated Nine Months Match:

	2003	2004	Var. Bs.	Var. %
Operating Revenues	891,426	882,216	(9,210)	-1.03%
Operating Expenses	(408,677)	(427,340)	(18,663)	4.57%
EBITDA	**482,749**	**454,876**	**(27,873)**	-5.77%
EBITDA MARGIN	**54.15%**	**51.56%**		(259) bps
NET INCOME (LOSS)	**9,908**	**(50,361)**	**(60,269)**	

The tariff lag adversely affects operating revenues

In the third quarter of 2004, **Operating Income** dropped 1.3% as compared to the same period in the previous year. This decrease reflects the lag between tariff increases and accrued inflation as of September 30 (14.7%), as well as a drop in energy sales to the National Interconnected System (SIN). This system has not required additional generation of electric power to meet the needs in the rest of the country following the recovery of the bench mark at Guri Dam. This decrease was offset by a 4.3% hike in energy demand in the area.


Operating Income (Millions of Bs.)
310,009
326,219
283,747
292,405
306,064
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04

Operating expenses decreased 2%

Operating expenses (excluding depreciation) totaled Bs. 161.6 billion in the third quarter of 2004, down 2% as compared to the same term in the previous year. The downward trend was due to the savings in fuel consumption and operational and maintenance expenses under the agreement to purchase hydraulic energy from EDELCA, from June through November 2004 following the recovery of the levelat Guri Dam.


Operating Expenses (Millions of Bs.)
164,886
138,177
147,537
118,235
161,568
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04

EBITDA stood at Bs. 144.5 billion with an EBITDA Margin of 47.2%

EBITDA dropped 0.4% as compared to the same period of 2003, amounting to Bs. 144.5 billion. This was the result of the decreased in Operating Income. EBITDA is 5.1 fold interest expenses.

EBITDA Margin stood at 47.2%, 40 bps lower than its 46.8% level in the third quarter of the previous year.


EBITDA (Millions of Bs.)
145,123
188,042
136,210
174,170
144,496
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04
Margen: 46.81% 57.64% 48.00% 59.56% 47.21%



Result of Exposure to Inflation decreased 82.4%

The **Integral Cost of Financing** in the third quarter of 2004 rose Bs. 18.1 billion. This was due to: 1) a 82.4% decrease the monetary balance (because of lower inflation as compared to the same term in 2003), and 2) a drop in the passive monetary position as a result of debt amortization. This increase was offset by 14.9% reduction in interest rates and financial expenses, as compared to the third quarter of 2003.

Integral Cost of Financing (Millions de Bs.)

	3Q 03	3Q 04
Interest and Financial Expenses	(48,469)	(41,254)
Net Exchange Gain (Loss)	(45,655)	2,679
Result of Exposure to Inflation	89,395	15,721
	(4,729)	(22,854)

Net income amounted to Bs. 21.7 billion

In the third quarter, **Net Income** was Bs. 21.7 billion, down 56.8% as compared to Bs. 50.3 billion in the third quarter of 2003.This was due -in part- to a decrease in the monetary balance and the tariff lag which affects the operating income in constant terms.

Net Income (Loss) (Millions of Bs.)


50,298
79,279
(85,497)
13,400
21,736
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04

Payment of dividends during 2004 for Bs. 49.50 / share

Dividends

On September 28, 2004, EDC paid a special cash dividend in cash of Bs. 36.65 / share (Bs. 1,832.50 per ADR). This payment was made to shareholders of record, as of September 21, 2004.

Dividends Honored (Bs./Share)


6.00
12.86
36.66
3T 03
4T 03
1T 04
2T 04
3T 04



Total debt stood at US$ 713 MM

SUMMARY OF FINANCIAL STRATEGIES

Total debt amounted to US$ 713 MM at the end of the third quarter of 2004 -a US$ 8 MM increase as compared to the same term of 2003. This was due to 1) the granting in the first quarter of 2004, of a Sindicated Loan for Bs. 200 billion (US$ 104 billion) and a loan from ABN Amro Bank for US$ 50 MM, and 2) due performance of the regular amortization program. Financial leverage (debt/equity) level stood at 48.6%.

Total Financial Debt
(In million US$)


Sep-03
705
Dec-03
664
Mar-04
651
Jun-04
726
Sep-04
713

Debt cost: 10.18%. Average live: 1.60 years

The average weighted cost of the total debt by the third quarter was 10.18% - 8.03% for foreign currency debt and 17.40% for a local currency debt.

Average tenor for the period stood at 1.60 years.

On August 09, 2004, a debt refinancing agreement was signed with **Credit Suisse First Boston** for EUR 200 MM. These Notes were subscribes by September 2000.

Structure of the Financial Debt

	Sep-03	Dec-03	Mar-04	Jun-04	Sep-04
Bs.	22%	19%	21%	25%	26%
US$	78%	81%	79%	75%	74%
Fixed Rate	74%	77%	78%	73%	71%
Variable Rate	26%	23%	22%	27%	29%
Short Term	31%	26%	67%	32%	34%
Long Term	69%	74%	33%	68%	66%

Debt rating in foreign currency:
- S&P "B"
- Fitch "B+"

LOAN RATING

Standard & Poor´s

On August 29, 2004, Standard & Poor's upgraded the EDC debt rating from "B-" to "B". This rating is constrained by the country-risk rating.

Fitch Ratings

On September 21, 2004, Fitch Ratings upgraded EDC foreign currency debt rating from "B-" to "B+" according to the country risk, and from "B" to "BB-" for unsecured local currency debt.

Issue of the new version of the Quality Standards on Electrical Service. Penalties will be imposed in Stage II

MANAGEMENT OF THE BUSINESS

Tariff Regime and Legal Framework

On August 23, 2004 a decision of the Ministry of Energy and Mines, with the new version of the Quality Standards on Electrical Service, was published in Official Gazette N° 38.006.

Interim provisions extend for one year the application of each stage for the implementation of these Standards –a move that enables EDC and its subsidiaries to defer certain investments. These stages are detailed as follows:

- **Stage I,** by June 30, 2005. Adjustment of all processes to comply with the Standards. No penalty will be imposed.
- **Stage II,** from the end of Stage I, and effective for 6 months. This is a transition stage where monitoring and control will be consolidated. Companies are subject to penalty only in the event of failure to deliver the information.



- **Stage III,** effective for 3 years, from the end of Stage II, provided that the cost of the service established in the Tariff Blueprint effective then, shall be in line with the quality required in the Standard. In this Stage, the distribiutor Company is subject to penalty for failure to comply with certain quality standards.
- **Stage IV,** from the end of Stage III. Monitoring and control of the Quality of Technical Service shall be carried out at the user´s level.

The average price for the third quarter of 2004 resulting from the implementation of the current tariff is the following:

Applicable to EDC, CALEV & ELEGGUA
(3Q 2004)

Type of Service	Bs./kWh
Residential	107.1
General	110.9
Industrial	77.5
P. L. & Government	83.5
Average *	**100.8**

Applicable to CALEY
(3Q 2004)

Type of Service	Bs./kWh
Residential	93.9
General	75.7
Industrial	83.3
P. L. & Government	41.7
Average *	**78.8**

* Including costs for taxes and CACE (Charge for adjusment of fuel and energy)

Generation

Net Electric Power generated 2,405 GWh

Following the recovery of the level of Guri Dam in 2004, pressure on EDC generation facilities has lowered as hydro production has increased. EDC signed an agreement with EDELCA to purchase hydro energy, supporting the policy of efficient energy use.

In the third quarter of 2004, net electric power generated by EDC plants was 2,405 GWh, a 27.6% decrease, as compared to the same term in the previous year. Out of this total, EDC purchased 640 GWh from EDELCA to satisfy total customer demand.

Also, as a result of the agreement to purchase energy from EDELCA from June to November 2004, consumption of Fuel Oil #6 has dropped in which has reduce the level of wear and tear on several EDC units.

Generation Technical Issues

Installed Capacity (MW)	3Q04
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	2,616

Generation and Net Energy Purchases (GWh)	3Q03	4Q03	1Q04	2Q04	3Q04
Gross Generation *	3,407	3,507	2,880	2,988	2,473
Purchased Energy (Includes CALEY)	75	78	73	135	717
Internal Consumption and Losses	(635)	(564)	(689	(661	(630)
Total Sold Energy	2,847	3,021	2,264	2,462	2,560
Net Generation	3,321	3,420	2,803	2,913	2,405
Plant Availability (Rolling average) (%)	80.98	80.26	81.02	85.74	83.65
Net Capacity Factor (%)	67.35	70.09	58.40	54.01	50.44

* Does not include GENEVAPCA



Refitting of Pedrera Substation continues

Transmission and Distribution

The energy used by the system in the third quarter was 2,929 GWh, accounting for a 4.4% increase as compared to the same term the previous year.

The Transmission area continues working to improve the "Pedrera" Substation, with special emphasis on the works devoted to the Services Substation contained in SF6 of 230 kV.
It should be noted that this substation is one of the major supply sources of electric power to the Caracas Metropolitan Area.

Network Data

	September 30, 2004				
	12.47kV	8.3kV	4.8kV	Total	%
Lines installed (Km)					
Aerial	3,243	524	603	4,370	64
Underground	1,421	68	1,000	2,489	36
Total lines installed	4,664	592	1,603	6,859	100
Substations (numbers)	47	7	50	104	
Installed capacity (MVA)	3,303	89	898	4,289	
Feeders thousands (numbers)				1,079	

	September 30, 2004				
	230kV	69kV	30kV	Total	%
Lines installed (Km)					
Aerial	364	900	167	1431	61
Underground	24	564	334	922	39
Total lines installed	388	1464	501	2353	100
Substations (numbers)	7	14	8	29	
Installed capacity (MVA)	3,340	4,563	982	8,884	

2,125 distribution equipment recovered

Recovery of Distribution Equipment

By September 30, the Distribution Unit in the Metropolitan Area helped reduce expenses by refurbishing 2,125 existing parts. This figure accounts for Bs. 5,962 MM in savings, based on the purchase price.


Savings MM Bs.
3,700
Equipment Recovery
1,258
Savings MM Bs.
5,962
Equipment Recovery
2,125
2003
3Q 2004

Savings through RCM@D and replacement of transformers

RCM@D Project:

This project is aimed at instilling the RCM (Reliability Centered Maintenance) culture into the Distribution area. The pilot stage was completed in the third quarter, resulting in maintenance plans, redesign proposals and new procedures for the 9 equipment, 32 functions, 42 operating failures and 65 default modes.

Stage II of general implementation in Distribution, Metropolitan Area, expected to last 2 years, will begin next October 2004.

Transformers Replacement Plan:

Last September, the Transformers Replacement Plan was implemented. This plan is aimed at enhancing the use of transformers in the distribution grid.

During the first month, this plan resulted in Bs. 43.6 MM in savings by replacing current transformers with lower-capacity units.



SAIDI decreased 21.4% as compared to the third quarter of 2003

SAIFI dropped 22.2%

The number of collection agentes rose to 77

Residential Customer Satisfaction Index stood at 78.6%

T&D Management Indicators

The system **Moving Average Interruption Duration Index** (SAIDI) –installed KVA with unforeseen interruptions by the duration of the interruption in minutes divided by the total KVAs- stood at 3.7 hours in the third quarter of 2004, down 21.4%, as compared to the same quarter of 2003. This result is due to EDC efforts to reach the normal level of this indicator which was negativity affected by Claudette Storm in 2003.

In hours
(Yearly Moving Average)


4.73
4.85
4.92
5.01
4.97
4.93
4.65
4.65
4.73
4.81
3.85
3.83
3.72
Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2003
2004

The **Yearly Moving Average Interruption Frequency** (SAIFI) -installed KVA with foreseen interruptions divided by total KVAs- decreased based on the maintenance works carried out in the system.

Times
(Yearly Moving Average)


3.69
3.75
3.74
3.79
3.77
3.84
3.18
3.18
3.02
3.05
2.94
2.92
2.87
Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2003
2004

Retail

In the third quarter, 6 authorized collection agents were added, for a total number of 77. Furthermore, 3 out of the commercial offices in the Metroplitan Area that had been closed were leased out to commercial partners in order to continue rendering collection services. In this way, 70% of collection costs had been reduce.

Continuing with the strategy towards better customer service at a lower cost, the following actions were taken:

- Reduction of 50% of the cost in transportation of securities through bank collection.
- Inclusion of a new on-line bank that allows for payment of consumption.
- Meeting by 90% of the deadline to address customers concerns.

Customer Satisfaction Index

EDC continuously conducts a survey to learn about the opinion of residential customers on the service in such areas as customer service, energy supply, notice and invoicing, image and communications, and information.

As of September 30, residential customer satisfaction stood at 78.6%, up 2.9% as compared to the previous half.



According to CIER, customer satisfaction stood at 77.8%

CIER Results

According to a survey conducted by CIER in Latin American nations, customers have a better opinion with regard to the service rendered by EDC, as compared to 2003. The satisfaction level increased by 2.3%, to 77.8%, compared to the last year (75.5%).

CIER is an international, non-profit organization that was created in 1964 in order to further and encourage the integration of electrical sectors in the region.

First service company that certifies quality attention

Quality Certification ISO 9001 2000

By August the Customer Attention Network of the metropolitan area, received quality certification ISO 9001 2000 and I QNet on Commercial Offices linesand Cpntact Centers.

EDC is the first service company in Venezuela and second in Latin America to receive the certification.

Total non-technical energy losses 9.69%

Recovery of energy losses

In the third quarter, energy losses stood at 17.19%, including 9.69% in non-technical losses.

EDC, in an effort to reduce losses, has deployed by means of coordinating energy losses, a Plan of Losses Reduction and Control, centered on three areas: (a) Classification/follow-up, (b) prevention/control and (c) reduction.

With an emphasis on reduction, 15 initiatives have been boosted and monitored in order to recover 272 GWh in 2004. Through September, 193.3 GWh had been recovered.

This initiative has produced the following results:

- Inclusion of 1,670 new customers;
- Standardization of 6,741 agreements;
- Installation of 64 control meters and 8 collective meters;
- Removal of 39 vacuum transformers from the grid;
- Replacement of 508 expired meters; and
- Thorough study of public lighting consumption.

As a result, from July-September energy recovery grew 91.3 GWh.

An audit of the basic processes requested from the firm Capgemini found that there are not significant conditions in the retail system that may affect non-technical losses, which supports the conclusion that the primary source of non-technical in comsunption fraud. The implementation of reading notices has helped to improve efficiency of troubleshooting.



Initiatives to reduce energy losses:
1. Plan of Losses Reduction and Control
2. Barrio Eléctrico

Barrio Eléctrico

EDC launched the "Barrio Eléctrico" initiative in order to address the growing problem of illegal electricity connections in the low-income neighborhoods (shantytowns or barrios) of Caracas. Barrio Eléctrico consists of three pilot projects, which will be implemented in areas without formal service in the concession area served by EDC.

The first pilot of the Barrio Eléctrico project will begin testing electrification of a low-income sector with pre-paid meters and the community involvement.

The pilot projects are aimed at finding steady solutions that can be replicated in Caracas and other AES companies. Furthermore, multilateral agencies have been contacted in order to secure funding.

Management Indicators

Total number of registered customers - 1,102,642

The **total number of Registered Customers** by the third quarter of 2004 was 1,102,642; 85% of which are residential and 13.6% general, respectively. Where registered customers have meters even thought the clients are not consuming energy.

Customer (Registered)

Sectors	3Q03	4Q03	1Q04	2Q04	3Q04	3Q04 Vs 3Q03
Residential	927,269	929,839	922,512	935,289	936,876	1.0%
Industrial	9,127	9,193	8,715	8,780	8,817	-3.4%
General	148,369	148,850	146,971	149,008	149,557	0.8%
Street Lighting and Government	7,330	7,411	7,298	7,373	7,392	0.8%
Total	1,092,095	1,095,293	1,085,496	1,100,450	1,102,642	-0.1%

Total number of billed customers - 976,197

The **total number of billed customers** by the end the 3er quarter was 976,197; 87% of which are residential and 11.6% general, respectively.

Customer (Supplies)

Sectors	3Q03	4Q03	1Q04	2Q04	3Q04	3Q04 Vs 3Q03
Residential	860,998	867,945	854,852	862,199	849,727	-0.1%
Industrial	6,683	6,962	5,742	6,402	6,414	-4.0%
General	113,142	113,972	112,902	113,423	113,278	0.1%
Street Lighting and Government	6,707	6,840	7,074	6,763	6,778	-0.1%
Total	977,530	985,719	980,570	978,787	976,197	-0.1%

Energy consumption - 2,560 GWh

By the third quarter of 2004, **energy consumption** amounted to 2,560 GWh, up 4.3% as compared to the same term of 2003.

Consumption (GWh) (w/o Genevapca)

Sectors	3Q03	4Q03	1Q04	2Q04	3Q04	3Q04 Vs 3Q03
Residential	861	912	804	877	919	6.7%
Industrial	478	531	433	470	483	1.0%
General	907	949	827	901	924	1.9%
Street Lighting and Government	209	226	197	212	234	12.0%
Total Service Area	2,455	2,618	2,261	2,460	2,560	4.3%
National Interconnected System	392	403	3	2	0	-100.0%
Total (service area+NIS)	2,847	3,021	2,264	2,462	2,560	-10.1%

EDC accounts receivable turnover by the third quarter of 2004 stood at 2.12 months, vs. 2.09 in September 2003. This improvement was due to positive results in public sector collections.


8
7
6
5
4
3
2
1
0
5.73
7.58
Public Sector
5.30
2.09
2.42
Total
2.12
Private Sector
1.50
1.57
1.58
SEP 2003
DEC 2003
MAR 2004
JUN 2004
SEP 2004

Based on the iniciative to minimize accounts receivable, collection effectiveness stood at 99%

Collection effectiveness stood at 99% in the third quarter of 2004 as a result of the strategy to minimize accounts receivable.


1.30
1.20
1.10
1.00
0.90
0.80
0.70
1.01
0.99
0.93
SEP 03
DEC 03
MAR 04
JUN 04
SEP 04

Agreement to honor the government debt

As of September 30, 2004, EDC had additional offset Bs. 43,720 (in Notes, expressed in historical-value bolivars), in accordance with an agreement entered into in July 28, 2003, between EDC, the Ministry of Finance and PDVSA.

New corrective actions to reduce the number of accidents

Safety for EDC people

In the third quarter, the number of Lost Time Accidents rose. However, the accidents were moderate in nature. With a view to preventing any occurrence, corrective actions have been taken to improve reporting and follow-up.

Numbers of Accidents


2000
2001
2002
2003
1Q 04
2Q 04
3Q 04
73
29
26
27
8
4
7

SUBSIDIARIES

GENEVAPCA
Energía positiva en acción

Generación de Energía y Vapor (GENEVAPCA), reported energy sales of 383 GWh, and steam sales of 261,913 TM in the third quarter. This figure accounts for Bs. 28.3 billion in revenues.

GENEVAPCA contribution to Paraguaná Peninsula accounts for 58% of local electricity needs.


Energy contributions to the Venezuelan Electrical System (GWh)
136
136
130
177
178
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04

SERDECO,C.A.

Operating income was Bs. 5.7 billion for the third quarter of 2004, down 38% with respect to the third quarter of 2003. This decrease was due to the lag in tariff increase for waste collection, in addition to a decrease in the gas service operation as a function of the closure of the business, which will be carried out next December 2004.

Operating expenses for the third quarter of 2004 totaled Bs. 3.7 billion, down 44%, with respect to the third quarter of 2003. This drop was the result of a reduction in the gas business and rationalized use of the resources for the corporate activities.

COM MOVIL
AES Soluciones Tecnológicas

In the third quarter, the number of customers totaled 191. Services provided include sale, rent and repair of equipment (radios and accessories.)

In the third quarter of 2004, revenues amounted to Bs. 904 million, and service availaibility totaled 99.6%.

smart power

In the third quarter, a total of 34 customers were served. Notably, the Layout and Planning Project "Escampadero" involves the concept of smart buildings –by means of a network of meters installed in the households- to capture data on energy consumption on an individual basis and all electrical pointers for general services.

An action plan was implemented to render specific services such as thermography, measurement of the quality of energy and maintenance of transformers.

AES networks

By the third quarter of 2004, this company had 32 clients, mainly national and international operators and Internet Access Suppliers (ISPs).

Availability of the network is 99.99%.



By the third quarter, the share price closed at Bs. 495

Market capitalization rose 60.6% vs. the base line term

On December 31, 2004, the merger of CALEV-ELEGGUA with EDC shall be effective

EDC Successfull return to foreign markets

STOCK MARKET

Price of EDC Share

Share price rose 89.7%, to Bs. 495, as compared to Bs. 261 in September 2003. As consequences of, CEDC merged into EDC, new custodiam appointed giving the opportunity of ADRs packaging, a workers incentives program and an extraordinary dividends paid during the year.

EDC Share Price
(Bs.)


261
440
443
450
495
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04

Market Capitalization

Market capitalization amounted to US$ 819 Million, up 60.6% as compared to September 2003. This increase is due to the hike in the price and number of bargained shares.

Market Capitalization
(In US$ Millions)


510
873
733
744
819
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04

EVENTS

Merger of CALEV-ELEGGUA with EDC

In a EDC Special Shareholders' Meeting held on September 13, 2004, the merger of the subsidiaries C.A. Luz Eléctrica de Venezuela and C.A. Electricidad de Guarenas y Guatire, with C.A. La Electricidad de Caracas as the surviving company, was approved. This operation will be effective in December 2004. The merger was based on the plan for separation of activities submitted to the Ministry of Energy and Mines, in accordance with the Organic Law on Electrical Service.


Shareholders
ELEGGUA

Placement of Bonds

Last October 28, EDC closed the sale of US$ 260 MM aggregate principal amount of 10 ¼ % Senior Notes due in 2014. The Senior Notes were issued by C.A. La Electricidad de Caracas Finance B.V., a wholly owned subsidiary of EDC, and are guaranteed by EDC. The funds will be use to refinance existing debt. This operation was led by ABN AMRO.

The bonds were placed with a differential with respect the US Treasury Bonds for 10 years of 628 basic points (bps).

This bond issue –pre-approved by CADIVI- was rated "B" by Standard & Poor's Rating Services, and "B+" by Fitch, Inc.



SOCIAL RESPONSIBILITY

To date, based on the **Proyecto Arboleda,** 1,800 trees of various species have been planted and an environmental-friendly message has been disseminated to 15 schools for a total of 5,500 people, including children, teenagers and adults.

The goal of this project for the end of 2004 is to communicate this message to over 10,000 people and plant more than 2,000 trees.



The ELECTRObus

In the third quarter of 2004, the ELECTRObus welcomed 14,403 people, including children and adults. Since its creation in November 2003, the total cummulative number of visits to public and private institutions, delivering 45-minute inter-active speeches on the effective use of household electricity, covers 25,341 people.

As a result of the work carried out by The ELECTRObus, the Satisfaction Index concerning guidance to an effective use of energy stands at 80.54%.

In the third quarter of 2004, the expansion of Enrique de Ossó School was completed. This school is located in a densely populated low-income area in Caracas. The expansion covered the construction of 12 classrooms, 2 workshops and 4 restrooms for the enrollment of 500 additional students.

The program "Dona tu Vuelto" granted the amount of Bs. 50 million.

As of October 16, "Dona tu Vuelto" had collected over Bs. 95 million.

The results presented in this report have not been audited and were derived according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission and according to the International Accounting Standards.

These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in constant bolivars as of Sseptember 30, 2004.

As of September 2004, the exchange rate was 1,920.00 bolivars per US dollar and the average exchange rate for the year was 1,874.76 bolivars per US dollar. The Consumer Price Index (1997 base year) for the end of September, 2004, was 442.26 and the average Consumer Price Index for the January-September 2004 period was 420.86.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under "ELDAY."

AES is a leading global power company, with 2003 sales of $8.4 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.

Please send your queries or comments to Investor Relations at **edcinversionistas@aes.com**

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of September 30, 2004)

	3Q03 Bs	4Q03 Bs	1Q04 Bs	2Q04 Bs	3Q04 Bs	2003 Jan-Sep Bs.	2004 Jan-Sep Bs.	2004 Jan-Sep US$
Operating Revenues	310,009	326,219	283,747	292,405	306,064	891,426	882,216	471
Operating Expenses	(164,886)	(138,177)	(147,537)	(118,235)	(161,568)	(408,677)	(427,340)	(228)
EBITDA	**145,123**	**188,042**	**136,210**	**174,171**	**144,496**	**482,749**	**454,876**	**243**
EBITDA MARGIN	**46.81%**	**57.64%**	**48.00%**	**59.56%**	**47.21%**	**54.15%**	**51.56%**	**51.56%**
Depreciation	(89,869)	(84,101)	(83,456)	(100,094)	(93,802)	(262,657)	(277,351)	(148)
EBIT	**55,254**	**103,941**	**52,754**	**74,077**	**50,694**	**220,092**	**177,525**	**95**
EBIT MARGIN	**17.82%**	**31.86%**	**18.59%**	**25.33%**	**16.56%**	**24.69%**	**20.12%**	**20.12%**
Other Income and (Expenses),Net	9,000	(14,727)	(5,495)	(14,174)	8,713	(6,410)	(10,956)	(6)
Interest and Financial Expenses, Net	(4,728)	(1,841)	(118,067)	(39,021)	(22,854)	(167,686)	(179,942)	(96)
INCOME (LOSS) BEFORE PROVISION TAXES, RESULT OF COMPANIES AVAILABLE FOR THE SALE, EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST	**59,525**	**87,373**	**(70,808)**	**20,883**	**36,553**	**45,996**	**(13,373)**	**(7)**
Provision for Income Tax	(8,441)	(3,784)	(9,683)	(13,107)	(13,457)	(35,056)	(36,248)	(19)
Discontinued Operations	(1,338)	(3,545)	(5,009)	6,135	(2,074)	(1,769)	(948)	(1)
Equity in Net Income of Affiliated Company	537	(770)	-	187	(191)	735	(4)	(0)
Minority Interest	14	5	3	(696)	905	2	212	0
NET INCOME (LOSS)	**50,297**	**79,279**	**(85,497)**	**13,400**	**21,736**	**9,908**	**(50,361)**	**(27)**
NET MARGIN	**16.22%**	**24.30%**	**-30.13%**	**4.58%**	**7.10%**	**1.11%**	**-5.71%**	**-5.71%**
NET INCOME (LOSS)PER SHARE	15.95	25.22	(27.20)	4.26	6.90	3.14	(16.00)	(0.01)
NET INCOME (LOSS) PER ADR	798	1,261	(1,360)	213	345	157.12	(799.89)	(0.43)
SHARES OUTSTANDING (millions)	3,153	3,143	3,143	3,148	3,148	3,153	3,148	3,148



C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of september 30, 2004)

	2003 September 30	2004 September 30
ASSETS		
Current Assets	1,019,169	1,141,685
Cash and Cash Equivalents	521,791	671,142
Property, Plant and Equipment, net	3,761,611	3,496,940
Investments	76,988	5,250
Long Term Accounts Payable	49,908	35,589
Intangible Assets and Deferred Credits	39,502	21,960
Total Assets	**4,947,178**	**4,701,424**
LIABILITIES AND EQUITY		
Current Liabilities	891,949	846,833
Short Term Debt	426,107	478,678
Long Term Debt	933,252	890,400
Others Liabilities	140,676	149,132
Equity	2,981,301	2,815,059
Total Liabilities and Equity	**4,947,178**	**4,701,424**
Current Assets/Current Liabilities	**1.14**	**1.35**
Short Term Debt/Long Term Debt	**0.46**	**0.54**
Equity/Total Assets	**60.26%**	**59.88%**
Financial Debt/Total Capitalization	**31.32%**	**32.72%**

82-4896

La Electricidad de Caracas
y sus empresas filiales

una empresa AES

Resultados Relevantes
3 TRIMESTRE
2004



C. A. LA ELECTRICIDAD DE CARACAS ANUNCIA SUS RESULTADOS CONSOLIDADOS DEL TERCER TRIMESTRE DE 2004

EDC colocó Notas por US$ 260 MM en los mercados internacionales, a 10 años.
Para el tercer trimestre se registró una utilidad neta de Bs. 21,7 millardos, ingresos operativos por Bs. 306,1 millardos y un EBITDA de Bs. 144,5 millardos.

ASPECTOS RESALTANTES

- Ingresos de operación de Bs. 306,1 millardos para el trimestre, disminuyendo 1,3%, en comparación con el mismo período del año anterior.
- Gastos de operación disminuyeron en 2% en relación al mismo trimestre del año anterior.
- En fecha 28 de septiembre de 2004, se pago un dividendo extraordinario de Bs. 36,65 por acción.
- Deuda total al trimestre de US$ 713 MM.
- Standard & Poor's mejoró calificación de riesgo de crédito de "B-" a "B".
- Fitch Ratings mejoró la calificación de la deuda en moneda extranjera a "B+" y en moneda local a "BB-".
- Según encuesta realizada por la Comisión de Integración Eléctrica Regional (CIER) la satisfacción del cliente se ubicó en 77,8%.
- EDC recibió la certificación de calidad ISO 9001 2000 a través de su Red de Atención al Cliente de la zona metropolitana.
- En diciembre se fusionará oficialmente CALEV y Eleggua con EDC (aprobada en Asamblea extraordinaria).

FACTORES EXTERNOS

- La Inflación acumulada al cierre de septiembre fue de 14,7%. Inflación del trimestre de 3,3% (menor en 130 bps en comparación con el mismo trimestre del 2003).
- El Indice de Precios al Mayor (IPM) creció, durante los primeros nueve meses del año, 18,42%.
- Devaluación acumulada del año 20% (Bs.1.920/US$).
- El PIB del segundo trimestre de 2004 creció 13,6% en comparación con el mismo período del 2003 (base año 1997).
- Desempleo promedio al cierre de agosto fue de 14,2%

** Fuente: BCV e INE*

RESULTADOS FINANCIEROS

Los Resultados Financieros que se presentan en este informe están expresados en millones de bolívares constantes al 30 de septiembre de 2004 y se elaboraron de conformidad con los Principios de Contabilidad Generalmente Aceptados en Venezuela y con las Normas Internacionales de Contabilidad (NIC). En tal sentido, se reclasificaron algunas partidas en atención a lo establecido en la NIC-35.

Comparación Trimestral:	3T 03	4T 03	1T 04	2T 04	3T 04
Ingresos de Operación	310.009	326.219	283.747	292.405	306.064
Gastos de Operación	(164.886)	(138.177)	(147.537)	(118.235)	(161.568)
EBITDA	145.123	188.042	136.210	174.170	144.496
MARGEN EBITDA	46,81%	57,64%	48,00%	59,56%	47,21%
Utilidad (Pérdida) Neta	50.298	79.279	(85.497)	13.400	21.736

Persona Contacto:
Scarlett Alvarez U.
Directora
Relaciones con Inversionistas
58-212/ 502.2950
edcinversionistas@aes.com



El Margen EBITDA por el período terminado en septiembre 2004 se ubicó en 51,6%

Por los períodos de nueve meses terminados el:

	30-09-03	30-09-04	Var. Bs.	Var. %
Ingresos de Operación	891.426	882.216	(9.210)	-1,03%
Gastos de Operación	(408.677)	(427.340)	(18.663)	4,57%
EBITDA	**482.749**	**454.876**	**(27.873)**	**-5,77%**
MARGEN EBITDA	**54,15%**	**51,56%**		**(259) bps**
Utilidad (Pérdida) Neta	**9.908**	**(50.361)**	**(60.269)**	

El rezago tarifario incidió en la disminución de los ingresos de operación

Durante el tercer trimestre de 2004 los **Ingresos de Operación**, disminuyeron 1,3% con respecto a los obtenidos en el mismo período del año anterior, como consecuencia del rezago en los aumentos tarifarios en relación a la inflación acumulada al 30 de septiembre de 14,7 %, así como también, al descenso en los aportes de energía al Sistema Interconectado Nacional (SIN) debido a la recuperación de la cota del Embalse de Guri. Esta disminución de los ingresos de operación se compensa con el incremento de la demanda de energía en la zona servida de 4,3%.

Ingresos de Operación (Millones de Bs.)


310.009
326.219
283.747
292.405
306.064
3T 03
4T 03
1T 04
2T 04
3T 04

Los gastos operativos disminuyeron 2%

Los **Gastos de Operación (sin depreciación)** para el tercer trimestre de 2004 totalizaron Bs. 161,6 millardos, disminuyendo 2% con respecto al mismo período del año anterior. Esta disminución se debe mayormente al ahorro obtenido en el consumo de combustibles y en los gastos de operación y mantenimiento, como producto del acuerdo de compra de energía hidroeléctrica a EDELCA para el período de junio a noviembre de 2004, debido a la recuperación de la cota del Embalse de Guri.

Gastos de Operación (Millones de Bs.)


164.886
138.177
147.537
118.235
161.568
3T 03
4T 03
1T 04
2T 04
3T 04

El EBITDA se ubicó en Bs. 144,5 millardos con Margen EBITDA de 47,2%

El **EBITDA** disminuyó 0,4% con respecto al mismo período del año 2003 al ubicarse en Bs. 144,5 millardos, debido a la disminución en los Ingresos de Operación. El EBITDA representa 5,1 veces los gastos de intereses.

El **Margen EBITDA** fue 47,2% disminuyendo en 40 bps al obtenido en el tercer trimestre del año anterior al ubicarse en 46,8%.

EBITDA (Millones de Bs.)


145.123
188.042
136.210
174.170
144.496
3T 03
4T 03
1T 04
2T 04
3T 04
Margen:
46,81%
57,64%
48,00%
59,56%
47,21%

Disminución del resultado monetario del ejercicio en 82,4%

El **Costo Integral de Financiamiento** se incrementó en Bs. 18,1 millardos para el tercer trimestre de 2004, como consecuencia de la disminución: 1) del resultado monetario del ejercicio en 82,4% (debido a una inflación menor a la del mismo trimestre del año 2003), y 2) de la posición monetaria pasiva como consecuencia de la amortización de deuda. Este incremento es contrarrestado por una disminución de los Intereses y Gastos Financieros en 14,9%, en comparación al mismo período del año anterior, debido a la baja en las tasas de interés activas locales.

Costo Integral de Financiamiento (Millones de Bs.)

	3T 03	3T 04
Intereses y gastos financieros netos	(48.469)	(41.254)
Diferencia en cambio, neta	(45.655)	2.679
Resultado monetario del ejercicio	89.395	15.721
	(4.729)	(22.854)

La Utilidad neta alcanzó Bs. 21,7 millardos

Durante el tercer trimestre se registró una **Utilidad Neta** por Bs. 21,7 millardos, inferior en 56,8% a la obtenida en el mismo trimestre de 2003. Esta disminución es atribuible -en parte- al descenso del resultado monetario del ejercicio y al rezago tarifario que ha impactado en la disminución de los ingresos operativos en términos constantes.

Utilidad (Pérdida) Neta (Millones de Bs.)


50.298
79.279
(85.497)
13.400
21.736
3T 03
4T 03
1T 04
2T 04
3T 04

Dividendos

Durante el año 2004 se han pagado Bs.49,50 por acción

El 28 de septiembre de 2004 se pagó un dividendo extraordinario en efectivo de 36,65 Bs./acción (Bs. 1.832,50 por ADR). Dicho pago se efectuó a los accionistas registrados en libros al 21 de septiembre de 2004.

Dividendos Pagados (Bs./Acción)


6,00
12,85
36,66
3T 03
4T 03
1T 04
2T 04
3T 04



RESUMEN DEUDA FINANCIERA

La deuda total se ubicó en US$ 713 MM

La deuda totalizó US$ 713 MM al finalizar el tercer trimestre del año, reflejando un aumento de US$ 8 MM con respecto al mismo período del año 2003. Esta variación se debe: 1) a la obtención, durante el primer semestre del año, del Préstamo Sindicado en Bs. 200 millardos (US$ 104 MM) y del préstamo de ABN Amro Bank por US$ 50 MM; y 2) al cumplimiento con el programa de amortizaciones.
El apalancamiento financiero (Deuda/Patrimonio) se situó en 48,6%.

Costo de la deuda: 10,18%
Vida promedio: 1,60 años

El costo promedio ponderado de la deuda para finales del trimestre fue de 10,18%. De los cuales 8,03% corresponde a deuda en moneda extranjera y 17,40% en moneda local.

Asimismo, la vida promedio de la deuda para el período se ubicó en 1,60 años.

Con fecha 09 de agosto de 2004, se firmó un contrato de refinanciamiento de la deuda que se mantiene con el **Credit Suisse First Boston** por EUR 200MM, notas estas suscritas en septiembre de 2000.

Total Deuda Financiera
(Expresado en millones de US$)


Sep-03
705
Dic-03
664
Mar-04
651
Jun-04
726
Sep-04
713

Estructura de la Deuda Financiera

	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Bs.	22%	19%	21%	25%	26%
US$	78%	81%	79%	75%	74%
Tasa Fija	74%	77%	78%	73%	71%
Tasa Variable	26%	23%	22%	27%	29%
Corto Plazo	31%	26%	67%	32%	34%
Largo Plazo	69%	74%	33%	68%	66%

CALIFICACIÓN CREDITICIA

Calificación deuda en moneda extranjera:
- **S&P "B"**
- **Fitch "B+"**

Standard & Poor´s

El 29 de agosto de 2004, Standard & Poor's mejoró la calificación de la deuda de "B-" a "B". Esta calificación está asociada al riesgo país.

Fitch Ratings

El 21 de septiembre de 2004, Fitch Ratings mejoró calificación de la deuda en moneda extranjera de "B-"a "B+", contraída de acuerdo al riesgo país y de "B" a "BB-" para la deuda no garantizada en moneda local.

GESTIÓN DEL NEGOCIO

Publicada nueva versión de las Normas de Calidad del Servicio Eléctrico. Se aplicarán sanciones a partir de la Etapa II

Régimen Tarifario y Marco Regulatorio

El 23 de agosto de 2004 fue publicada, en Gaceta Oficial N° 38.006, una resolución del Ministerio de Energía y Minas con la nueva versión de las Normas de Calidad del Servicio.

En las disposiciones transitorias se prorroga por un año la entrada en vigencia de cada una de las Etapas previstas para la aplicación de estas Normas, lo cual significa un beneficio para la EDC y sus empresas filiales por el diferimiento de las inversiones previstas para su adecuación.

El contenido de estas Etapas se detalla a continuación:
- **Etapa I,** finalizará el 30 de junio de 2005. Adecuación de todos los procesos para cumplir con lo establecido en las Normas (no se aplicará ningún tipo de sanción).
- **Etapa II,** se inicia al terminar la Etapa I y tiene una duración de 6 meses. Etapa de transición en el cual se consolida la implementación del proceso de fiscalización y control (se sancionará a las empresas únicamente por el incumplimiento en la entrega de la información).

- **Etapa III,** tiene una duración de 3 años y se iniciará al concluir la Etapa II siempre y cuando el Pliego Tarifario vigente, para la fecha de entrada de esta Etapa, remunere el costo del servicio con la calidad exigida en la norma. En esta Etapa, la distribuidora podrá ser sancionada por la Calidad del Producto Técnico en el incumplimiento de los límites admisibles establecidos en esta normativa. Para el caso de la Calidad del Servicio Técnico, los indicadores se controlarán de la forma siguiente: para los usuarios de Baja Tensión, por alimentador; y para los Usuarios de Media y Alta Tensión, por cada Usuario.
- **Etapa IV,** se inicia una vez culminada la Etapa III. La fiscalización y control de la Calidad del Servicio Técnico se realizará a nivel de Usuario.

Tarifa Vigente:

El precio promedio del tercer trimestre de 2004, resultante de la aplicación de la tarifa vigente, es el siguiente:

Aplicable a EDC, CALEV y ELEGGUA
(3T 2004)

Tipo de Servicio	Bs./kWh
Residencial	107,1
General	110,9
Industrial	77,5
A.P. y Sector Oficial	83,5
Promedio *	**100,8**

Aplicable a CALEY
(3T 2004)

Tipo de Servicio	Bs./kWh
Residencial	93,9
General	75,7
Industrial	83,3
A.P. y Sector Oficial	41,7
Promedio*	**78,8**

* Se incluyen los costos por patente y CACE (Cargo por ajuste de combustible y energía)

Generación

Energía Neta producida 2.405 GWh

La recuperación de la cota del Embalse de Guri durante el año 2004, ha hecho que los requerimientos de generación de energía de las plantas de EDC para atender las necesidades del resto del país disminuyan, tal como ocurrió en años anteriores. Esta situación, permitió a la EDC concretar un acuerdo con EDELCA, para la compra de energía hidroeléctrica y así apoyar la política de uso eficiente de las energías primarias disponibles en el país.

Capacidad Instalada (MW)	3T04
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

Al cierre del tercer trimestre de 2004, la energía neta producida por las plantas de EDC totalizó 2.405 GWh lo cual representó una disminución de 27,6% con relación al mismo trimestre del año 2003.

Adicionalmente a la energía generada, durante el período, la EDC compró a EDELCA 640 GWh para satisfacer la totalidad de la demanda de nuestros clientes.

Generación y Compra de Energía Neta (GWh)	3T03	4T03	1T04	2T04	3T04
Generación Bruta*	3.407	3.507	2.880	2.988	2.473
Energía Comprada (Incluye CALEY)	75	78	73	135	717
Consumo Interno y Pérdidas	(635)	(564)	(689)	(661)	(630)
Total Energía Vendida	2.847	3.021	2.264	2.462	2.560
Generación Neta	3.321	3.420	2.803	2.913	2.405
Disponibilidad Planta (promedio anual) (%)	80,98	80,26	81,02	85,74	83,65
Factor de Capacidad, Neta (trimestral) (%)	67,35	70,09	58,40	54,01	50,44

* No incluye GENEVAPCA

Como resultado del acuerdo con EDELCA, durante el período Junio - Noviembre 2004, se ha reducido el consumo de Fuel Oil #6, en las plantas ubicadas en la Región Capital, así como el uso de algunas unidades generadoras lo cual originará ahorros en los gastos de mantenimiento.



Continuan los trabajos de mejora en la S/E Pedrera

Transmisión y Distribución

La energía consumida por el sistema para el tercer trimestre fue de 2.929 GWh lo cual representa un incremento del 4,4% con respecto al mismo período del año anterior.

El área de Transmisión continua trabajando en las mejoras de la Subestación "Pedrera", haciendo especial énfasis, en aquellos trabajos dirigidos hacia la S/E encapsulada en SF6 de 230 kV, es importante resaltar que esta subestación es una de las principales fuentes de suministro de Energía Eléctrica del Área Metropolitana de Caracas.

Datos de la Red

	Septiembre 30, 2004				
	12,47kV	8,3kV	4,8kV	Total	%
Líneas instaladas (Km)					
Aéreas	3.243	524	603	4.370	64
Subterráneas	1.421	68	1.000	2.489	36
Total líneas instaladas	4.664	592	1.603	6.859	100
Subestaciones (#)	47	7	50	104	
Capacidad Instalada (MVA)	3.303	89	898	4.289	
Medidores miles (#)				1.079	

	Septiembre 30, 2004				
	230kV	69kV	30kV	Total	%
Líneas instaladas (Km)					
Aéreas	364	900	167	1.431	60,8
Subterráneas	24	564	334	922	39,2
Total líneas instaladas	388	1.464	501	2.353	100,0
Subestaciones (#)	7	14	8	29	
Capacidad Instalada (MVA)	3.340	4.563	982	8.884	

2.125 equipos de distribución recuperados

Recuperación de Equipos de Distribución

Al 30 de Septiembre, la unidad de Distribución Zona Metropolitana contribuyó a la reducción de costos, recuperando –en sus talleres- 2.125 equipos, representando un ahorro de Bs. 5.962 MM en comparación con los precios de adquisición.


Recuperación de Equipos de Distribución
Equipos Recuperados 1.258
Ahorros MM Bs. 3.700
Equipos Recuperados 2.125
Ahorros MM Bs. 5.962
2003
3T 2004

Ahorro en costos a través de los proyectos de RCM@D y Sustitución de Transformadores

Proyecto RCM@D:

Con este proyecto la Unidad de Distribución pretende implantar la filosofía RCM (Reliability Centered Maintenance). Al finalizar este tercer trimestre se culminó su Fase Piloto, obteniéndose planes de mantenimiento, propuestas de rediseño y nuevos procedimientos para los 9 equipos, 32 funciones, 42 fallas funcionales y 65 modos de falla estudiados.

La Fase II de Implantación General en Distribución, Zona Metropolitana, se iniciará en el mes de octubre de 2004 con una duración planificada de dos años.

Plan de Sustitución de Transformadores:

En septiembre, comenzó este Plan con la intención de optimizar el uso de los transformadores de la red de distribución.

En su primer mes logró un ahorro de Bs. 43,6 MM, al cambiar transformadores en uso por otros de menor capacidad.



Indicadores de Gestión de T&D

El SAIDI mejoró un 21,4% con respecto al tercer trimestre del 2003

Al finalizar el tercer trimestre, el **Índice Móvil Anual de Duración de Interrupción** (SAIDI) del sistema -KVA instalados interrumpidos imprevistos por los minutos de interrupción entre los KVA totales- se ubicó en 3,7 horas; mejoró en un 21,4% en relación al mismo trimestre del año 2003 gracias a los esfuerzos de la EDC para normalizar el nivel de este índice, el cual estuvo afectado por la tormenta Claudette ocurrida en julio del 2003.

Expresado en Horas (Promedio Móvil Anual)


4,73
4,85
4,92
5,01
4,97
4,93
4,65
4,65
4,73
4,81
3,85
3,83
3,72
Sep Oct Nov Dic Ene Feb Mar Abr May Jun Jul Ago Sep
2003
2004

El SAIFI disminuyó en 22%

El **Índice Móvil Anual de Frecuencia de Interrupción** (SAIFI) -KVA instalados interrumpidos imprevistos entre los KVA totales- disminuyó debido a las acciones de mantenimiento aplicadas al sistema desde principio de año.

Veces (Promedio Móvil Anual)


3,69
3,75
3,74
3,79
3,77
3,84
3,18
3,18
3,02
3,05
2,94
2,92
2,87
Sep Oct Nov Dic Ene Feb Mar Abr May Jun Jul Ago Sep
2003
2004

Comercialización

Al cierre del tercer trimestre existen 77 localidades de cobro en toda el área servida

Durante el tercer trimestre se incorporaron 6 Agentes Autorizados de Cobro, totalizando 77 localidades de cobro en toda el área servida. Por otra parte, 3 de las Oficinas Comerciales del área metropolitana -que habían sido cerradas- fueron arrendadas con el fin de continuar prestando el servicio de cobro a los clientes. Esto ha permitido reducir los costos en el 70% de la recaudación.

Continuando con la estrategia de servir mejor y a un menor costo, se tomaron las siguientes acciones:

- Reducción del 50% de los costos de transporte de valores a través de la redistribución de la cobranza con la banca.
- Incorporación de un nuevo banco en línea para la realización de pagos de consumo.
- Cumplimiento del 90% de los plazos de atención de reclamos de los clientes.

Índice de Satisfacción del Cliente

Indice de Satisfacción del Cliente Residencial 78,6%

EDC realiza permanentemente una encuesta para conocer la percepción de sus clientes residenciales sobre el servicio prestado en áreas como: atención al cliente, suministro de energía, notificación y facturación, imagen y comunicación e información.

La satisfacción del cliente residencial al 30 de septiembre se ubicó en 78,6% incrementándose en 2,9% respecto al período anterior.

Según encuesta CIER el nivel de satisfacción se ubicó en 77,8%

Resultados CIER

La CIER realizó una encuesta, en los países latinoamericanos, en la cual se indica que la percepción de los clientes en cuanto al servicio que ofrece EDC se incrementó con respecto al año 2003, lo que implica que la empresa está prestando un mejor servicio. El nivel de satisfacción aumentó en 2,3%, ubicándose en 77,8% con respecto al año anterior (75,5%).

La CIER es una organización de carácter internacional, sin fines de lucro, creado en 1964, cuyo principal objetivo es promover y alentar la integración de los sectores eléctricos en la región.

Primera empresa de servicio en certificar su calidad de atención

Certificación de Calidad ISO 9001 2000

En en el mes de agosto la EDC, a través de su Red de Atención al Cliente de la zona metropolitana, recibió la certificación de calidad ISO 9001 2000 y I QNet en sus líneas de Oficinas Comerciales y Centro de Contacto.

De esta manera, EDC se convierte en la primera empresa de servicio, en Venezuela, en certificar su calidad de atención y la segunda en Latinoamérica.

Total Pérdida de Energía 17,19%

Recuperación de Pérdidas de Energía

Para el cierre del tercer trimestre las pérdidas de energía se ubicaron en 17,19%, siendo las no técnicas 9,69%.

La empresa en un esfuerzo continuo por controlar este indicador, a través de la coordinación de pérdidas de energía, ha desplegado un Plan de Reducción y Control de Pérdidas enfocado en tres áreas: caracterización/seguimiento, prevención/control y reducción.

Enfatizandose en el área de reducción, con el objeto de recuperar 272 GWh durante el año 2004, se han impulsado y monitoreado 15 iniciativas. Para el cierre del mes de Septiembre se habían recuperado 193,3 GWh.

Como producto del despliegue de estas iniciativas en el último trimestre se han logrado los siguientes resultados:

- Incorporación de 1.670 nuevos clientes;
- Normalización de 6.741 contratos;
- Instalación de 64 medidores de control y 8 colectivos;
- Retiro de 39 transformadores en vacío de la red;
- Sustitución de 508 medidores con demanda que tenían aferición vencida; y
- Realización de un estudio exhaustivo de los consumos del alumbrado público.

Como resultado de lo anterior, en este trimestre la recuperación de energía ascendió a 91,3 GWh.

Una auditoría a los procesos básicos (por la empresa Capgemini) permitió concluir que a nivel del sistema comercial no existen situaciones importantes que puedan afectar las pérdidas no técnicas.

La implantación de notas de lectura ha permitido aumentar la eficiencia de las inspecciones destinadas a la detección de las irregularidades y anomalías.



Iniciativas para reducir las pérdidas de energía:
1. Plan de Reducción y Control de Pérdidas
2. Barrio Eléctrico

Barrio Eléctrico

Actualmente se estan desarrollando 3 proyectos pilotos que tienen como objetivo ensayar la manera de distribuir electricidad de forma regular a los barrios o áreas de bajos recursos que nunca antes han sido clientes formales. Un equipo multidisciplinario ha estado analizando diferentes alternativas técnicas, comerciales y tarifarias para ofrecer un servicio adecuado a las expectativas de nuestros futuros clientes.

El primer piloto del Proyecto Barrio Eléctrico ha comenzado con la electrificación de un barrio en forma de prueba utilizando la tecnología de medidores prepagados y la participación de la comunidad.

La meta de los pilotos es encontrar soluciones sostenibles que se puedan replicar en Caracas y luego en otras empresas de AES. Adicionalmente, se han mantenido conversaciones y realizado presentaciones a entes multilaterales para obtener fondos.

Indicadores de Gestión

Total Clientes Suministros 1.102.642

El número **total de clientes (Suministros)** al cierre del tercer trimestre del año 2004, es de 1.102.642; de los cuales el 85% corresponden a clientes residenciales y 13,6% a clientes general. Siendo los clientes (Suministros), aquellos que disponen de medidores de energía, aunque el servicio se encuentre desconectado o sean clientes que esten activos o no en la base de datos del sistema.

Número de Clientes (Suministros)

Sectores	3T03	4T03	1T04	2T04	3T04	3T04 Vs 3T03
Residencial	927.269	929.839	922.512	935.289	936.876	1,0%
Industrial	9.127	9.193	8.715	8.780	8.817	-3,4%
General	148.369	148.850	146.971	149.008	149.557	0,8%
Oficial / Alumbrado Público	7.330	7.411	7.298	7.373	7.392	0,8%
Total	1.092.095	1.095.293	1.085.496	1.100.450	1.102.642	-0,1%

Total Clientes Facturados 976.197

El número **total de clientes facturados** al cierre del tercer trimestre del año 2004, es de 976.197; de los cuales el 87% corresponden a clientes residenciales y 11,6% a clientes general.

Número de Clientes (Facturados)

Sectores	3T03	4T03	1T04	2T04	3T04	3T04 Vs 3T03
Residencial	850.998	857.945	854.852	852.199	849.727	-0,1%
Industrial	6.683	6.962	5.742	6.402	6.414	-4,0%
General	113.142	113.972	112.902	113.423	113.278	0,1%
Oficial / Alumbrado Público	6.707	6.840	7.074	6.763	6.778	1,1%
Total	977.530	985.719	980.570	978.787	976.197	-0,1%

Ventas de energía 2.560 GWh

Para el cierre del tercer trimestre del año 2004 las **ventas de energía** se ubicó en 2.560 GWh aumentando en 4,3% con respecto al mismo período del año 2003.

Ventas (GWh) (No incluye Genevapca)

Sectores	3T03	4T03	1T04	2T04	3T04	3T04 Vs 3T03
Residencial	861	912	804	877	919	6,7%
Industrial	478	531	433	470	483	1,0%
General	907	949	827	901	924	1,9%
Oficial / Alumbrado Público	209	226	197	212	234	12,0%
Total Area Servida	2.455	2.618	2.261	2.460	2.560	4,3%
Sistema Interconectado Nacio	392	403	3	2	0	-100,0%
Total (area servida+SIN)	2.847	3.021	2.264	2.462	2.560	-10,1%

La rotación de las cuentas por cobrar de EDC para el cierre del tercer trimestre del año 2004, se ubicó en 2,12 meses, comparado con un nivel a Septiembre de 2003 de 2,09. Esta mejora responde al efecto positivo que presentan las cobranzas del sector público durante este trimestre.


Sector Público
5,73
7,58
5,3
Total
2,09
2,42
2,12
Sector Privado
1,5
1,57
1,58
SEP 2003
DIC 2003
MAR 2004
JUN 2004
SEP 2004

Mediante la estrategia de reducción de las cuentas por cobrar la efectividad de la cobranza se ubicó en 99%

La efectividad de la cobranza se ubicó en 99% en el tercer trimestre del año 2004 como producto de la reducción de las cuentas por cobrar.


1.30
1.20
1.10
1.00
0.90
0.80
0.70
1.01
0.93
0.99
SEP 03
DIC 03
MAR 04
JUN 04
SEP 04

Acuerdo de Pago Deuda Gobierno

Al 30 de septiembre de 2004, la Compañía ha compensado Bs. 43.720 MM, en bonos (expresado en bolívares a valores históricos), producto del convenio firmado en fecha 28 de julio de 2003 entre la EDC, el Ministerio de Energía y Minas y PDVSA.

Nuevas acciones correctivas para reducir el número de accidentes

Seguridad de los Empleados

Para el tercer trimestre, se incrementó el número de accidentes con pérdidas de tiempo, sin embargo, éstos son de categoría moderada. A fin de prevenir la ocurrencia de los mismos, se han desarrollado acciones correctivas para mejorar la cultura del reporte y seguimiento de los accidentes.

Número de Accidentes


2000 73
2001 29
2002 26
2003 27
1T 04 8
2T 04 4
3T 04 7

FILIALES

AES GENEVAPCA
Energía positiva en acción

Generación de Energía y Vapor (GENEVAPCA), proveedor de energía y vapor al centro de refinación de PDVSA, reportó para el tercer trimestre, ventas totales de energía eléctrica de 383 GWh y ventas de vapor de 261.913 TM, representando, ingresos de Bs. 28,3 millardos para ese mismo período.

Adicionalmente, GENEVAPCA aporta energía eléctrica a la Península de Paraguaná, la cual representa el 58% de las necesidades de la región.

Aportes de Energía al Sistema Eléctrico Venezolano
(GWh)


136
136
130
177
178
3T 03
4T 03
1T 04
2T 04
3T 04

Administradora SERDECO, C.A.

Los ingresos operativos para el tercer trimestre, alcanzaron Bs. 5,7 millardos, disminuyendo en 38% con respecto al tercer trimestre del año 2003. Esta reducción fue producto del rezago en la aplicación del ajuste de tarifas del servicio de Aseo y la disminución en el nivel de operaciones del Servicio de Gas, debido al cierre previsto para Diciembre 2004.

Los costos operativos para el tercer trimestre del año 2004 alcanzaron Bs. 3,7 millardos, presentando una disminución de 44% con respecto al tercer trimestre del año 2003. Esto obedece a la reducción del régimen operativo del negocio de Gas y la racionalización en el consumo de recursos utilizados en las actividades propias de la compañía.

COMMOVIL
AES Soluciones Tecnológicas

Al cierre del tercer trimestre, el número de clientes totalizó 191, siendo los servicios prestados la venta, alquileres y reparación de equipos (radios y accesorios).

Durante el tercer trimestre del año COMMOVIL generó ingresos de Bs. 904 MM. Siendo la disponibilidad de los servicios de 99,6%.

smart power

Al cierre del tercer trimestre se atendieron un total de 34 clientes. Donde resalta el Proyecto del Urbanismo Escampadero, el cual comprende la aplicación del concepto de Edificaciones inteligentes -a través de una red de medidores instalados en las viviendas residenciales- para la captura de datos de consumo de energía de cada vivienda y todos los parámetros eléctricos para los servicios generales.

Se estableció un plan de acción para incrementar la prestación de servicios puntuales como termografías, medición de calidad de energía, inspección y manteniemento de trasnformadores.

AES network

Al cierre del tercer trimestre esta empresa cuenta con 32 clientes, operadores de telecomunicaciones nacionales e internacionales y proveedores de acceso a Internet (ISPs).

La disponibilidad de la red para ese mismo período se ubicó en 99,99%.



MERCADO BURSATIL

El precio de la acción cierra al final del trimestre en Bs. 495

Precio Acción EDC

El precio de la acción aumentó 89,7%, al ubicarse en Bs. 495, en relación al precio transado al cierre del mes de septiembre del año 2003 (Bs. 261), como resultado del efecto de la fusión de CEDC en EDC, la adición de un nuevo custodio con posibilidad de canje de acciones en ADRs, la aplicación de un programa de incentivo a los trabajadores y el reparto de dividendos extraordinarios durante el año.

Precio de la Acción EDC
(Bs.)


261
440
443
450
495
3T 03
4T 03
1T 04
2T 04
3T 04

La capitalización del Mercado se incrementó en 60,6% en relación al período comparado

Capitalización del Mercado

La Capitalización del Mercado alcanza US$ 819 MM, incrementándose en 60,6% en relación al valor presentado al cierre del mes de septiembre de 2003. Este incremento se corresponde con el aumento del precio y del volumen transado de las acciones.

Capitalización del Mercado
(Millones US$)


510
873
733
744
819
3T 03
4T 03
1T 04
2T 04
3T 04

EVENTOS

Fecha efectiva de fusión CALEV-ELEGGUA con EDC: diciembre de 2004

Fusión CALEV-ELEGGUA con EDC

En Asamblea General Extraordinaria de EDC, celebrada el 13 de Septiembre de 2004, se aprobó la fusión de las filiales C.A. Luz Eléctrica de Venezuela y C.A. Electricidad de Guarenas y Guatire con C.A. La Electricidad de Caracas, siendo la fecha efectiva para diciembre de 2004. Esta fusión se acordó en consideración al Plan de Separación de actividades presentado al Ministerio de Energía y Minas para dar cumplimiento a lo dispuesto en la LOSE, en cuanto a la obligación de separación de actividades que comprenden la prestación del servicio eléctrico.


Accionistas
La Electricidad de Caracas
Luz Eléctrica de Venezuela
ELEGGUA

Regreso exitoso a los mercados internacionales

Colocación de Bonos

Con fecha 28 de octubre, EDC cerró la colocación de US$ 260 MM en bonos a 10 años en el mercado internacional, en una operación liderada por ABN AMRO y destinada al refinanciamiento de deudas existentes. Los bonos fueron colocados a la par y ofrecerán un rendimiento de 10,251%, con un diferencial de 628 bps respecto a los Bonos del Tesoro de Estados Unidos a 10 años.

Esta emisión fue pre-aprobada por CADIVI y fue calificada por Standard & Poor's Ratings Services en "B" y por Fitch, Inc en "B+".



RESPONSABILIDAD SOCIAL

Con el **Proyecto Arboleda**, hasta la fecha se han sembrado 1.800 árboles de diferentes especies y se ha llevado el mensaje ambientalista a 15 instituciones educativas, sumando un total de 5.500 personas entre niños, jóvenes y adultos.

La meta establecida para el cierre del año 2004 es llevar este mensaje a más de 10.000 personas y sembrar más de 2.000 árboles.



EL ELECTRObus

Durante el tercer trimestre de 2004, EL ELECTRObus recibió 14.403 personas entre niños y adultos. Desde su inauguración - noviembre de 2003- el total acumulado de visitas realizadas es de 159 instituciones públicas y privadas (25.341 personas), las cuales han recibido charlas interactivas de 45 minutos sobre cómo hacer uso eficiente de la electricidad en el hogar.

La labor que se esta llevando con EL ELECTRObus ha contribuido a que el Indice de Satisfacción en Orientación para el uso eficiente de la energía se ubique en un 80,54%.

Durante el tercer trimestre de 2004, se culminó la ampliación del Colegio Enrique de Ossó, ubicado en una populosa barriada de Caracas, en la cual se construyeron 12 nuevas aulas, 2 talleres y 4 salas de baño que brindan una oportunidad de estudio a 500 nuevos alumnos. El programa Dona tu vuelto aportó la cantidad de Bs. 50 MM para la culminación de esta ampliación.

Al cierre del día 16 de octubre, Dona Tu Vuelto llevaba recolectada una suma superior a Bs. 95 MM.

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela y de conformidad con las Normas Internacionales de Contabilidad (NIC).

Estos resultados han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 30 de septiembre de 2004.

La tasa de cambio para el cierre de septiembre de 2004 fue 1.920,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.874,76 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre de septiembre 2004 fue 442,26 y el IPC promedio para el período de enero-septiembre de 2004 fue 420,86.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2003 de US$ 8.4 millardos. AES suministró 45.000 MW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a saitsfacer las necesidades de crecimiento de energía a nivel mundial. Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.com



C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES

ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Con base en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de septiembre de 2004)

	3T 03 Bs.	4T 03 Bs.	1T 04 Bs.	2T 04 Bs.	3T 04 Bs.	2003 Ene-Sep Bs.	2004 Ene-Sep Bs.	2004 Ene-Sep US$
Ingresos de Operación	310.009	326.219	283.747	292.405	306.064	891.426	882.216	471
Gastos de Operación	(164.886)	(138.177)	(147.537)	(118.235)	(161.568)	(408.677)	(427.340)	(228)
EBITDA	**145.123**	**188.042**	**136.210**	**174.170**	**144.496**	**482.749**	**454.876**	**243**
MARGEN EBITDA	**46,81%**	**57,64%**	**48,00%**	**59,56%**	**47,21%**	**54,15%**	**51,56%**	**51,56%**
Depreciación	(89.869)	(84.101)	(83.456)	(100.094)	(93.802)	(262.657)	(277.351)	(148)
EBIT	**55.254**	**103.941**	**52.754**	**74.076**	**50.694**	**220.092**	**177.525**	**95**
MARGEN EBIT	**17,82%**	**31,86%**	**18,59%**	**25,33%**	**16,56%**	**24,69%**	**20,12%**	**20,12%**
Otros Ingresos y (Egresos) Neto	9.000	(14.727)	(5.495)	(14.174)	8.713	(6.410)	(10.956)	(6)
Beneficio (Costo) Integral de Financiamiento, neto	(4.728)	(1.841)	(118.067)	(39.021)	(22.854)	(167.686)	(179.942)	(96)
UTILIDAD (PERDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, RESULTADO DE COMPAÑIAS DISPONIBLES PARA LA VENTA, PARTICIPACION PATRIMONIAL EN COMPAÑIA AFILIADA E INTERESES MINORITARIOS	**59.526**	**87.373**	**(70.808)**	**20.881**	**36.553**	**45.996**	**(13.373)**	**(7)**
Provisión para Impuesto	(8.441)	(3.784)	(9.683)	(13.107)	(13.457)	(35.056)	(36.248)	(19)
Operaciones Discontinuas	(1.338)	(3.545)	(5.009)	6.135	(2.074)	(1.769)	(948)	(1)
Participación Patrimonial en Compañia Afiliada	537	(770)		187	(191)	735	(4)	(0)
Intereses Minoritarios	14	5	3	(696)	905	2	212	0
UTILIDAD (PÉRDIDA) NETA	**50.298**	**79.279**	**(85.497)**	**13.400**	**21.736**	**9.908**	**(50.361)**	**(27)**
MARGEN UTILIDAD NETA	**16,22%**	**24,30%**	**-30,13%**	**4,58%**	**7,10%**	**1,11%**	**-5,71%**	**-5,71%**
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	15,95	25,22	(27,20)	4,26	6,90	3,14	(16,00)	(0,01)
UTILIDAD (PÉRDIDA) NETA POR ADR	798	1.261	(1.360)	213	345	157	(800)	(0)
ACCIONES EN CIRCULACIÓN (Millones)	3.153	3.143	3.143	3.148	3.148	3.153	3.148	3.148



C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Estados financieros no auditados y expresados en millones de bolivares constantes al 30 de septiembre de 2004)

	2003 30 de Septiembre	2004 30 de Septiembre
ACTIVO		
Activo Circulante	1.019.169	1.141.685
Efectivo y Equivalentes de Efectivo	521.791	671.142
Propiedades, Planta y Equipos, neto	3.761.611	3.496.940
Inversiones	76.988	5.250
Cuentas por Cobrar a Largo Plazo	49.908	35.589
Activos Intangibles y Otros Activos	39.502	21.960
Total Activo	**4.947.178**	**4.701.424**
PASIVO Y PATRIMONIO		
Pasivo Circulante	891.949	846.833
Deuda a corto plazo	426.107	478.678
Deuda a Largo Plazo	933.252	890.400
Otros Pasivos	140.676	149.132
Patrimonio	2.981.301	2.815.059
Total Pasivo y Patrimonio	**4.947.178**	**4.701.424**
Activo Circulante / Pasivo Circulante	**1,14**	**1,35**
Deuda Financiera C P / Deuda L P	**0,46**	**0,54**
Patrimonio / Activo Total	**60,26%**	**59,88%**
Deuda Financiera / Capitalización Total	**31,32%**	**32,72%**